Putnam Investments
100 Federal Street
Boston, MA 02110
February 28, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on the Preliminary Proxy Statement on Schedule 14A (File No. 811-07513)
(the “Proxy Statement”) of Putnam Funds Trust (the “Registrant”), filed with the
Securities and Exchange Commission (the “Commission”) on February 15, 2019, with respect to its series Putnam Global Industrials Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to James Forbes of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on February 25, 2019 regarding the Proxy Statement. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in a Definitive Proxy Statement, filed with the Commission on or around March 1, 2019.

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Proxy Statement to remove all brackets and provide all material information.

2. Comment: On page 4, under the heading “What effect will the proposed industry concentration policy have on your fund?,” it states that the fund is currently a non-diversified fund. Please state in the Proxy Statement whether the Fund will remain non-diversified after the changes described in the Proxy Statement take effect.

Response: The Registrant confirms that it will revise the Proxy Statement to state that the Fund will remain non-diversified.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James Forbes, Esq., Ropes & Gray LLP
Peter Fariel, Esq., Putnam Investments

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